

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 28, 2010

Mr. Christopher J. Reed
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, CA 90061

      Re: Reed's, Inc.
              Form 10-K for fiscal year ended December 31, 2008
              Filed March 27, 2009
              File No. 001-32501

Dear Mr. Reed:

      We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director